AMENDMENT NO. 7 SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 7) Del Taco Restaurants, Inc.
(Name of Issuer) COMMON STOCK
(Title of Class of Securities) 245496 104
(CUSIP Number) Scott Williams, Esq. McDermott Will & Emery LLP 400 West Lake Street, Suite 4000 Chicago, IL 60606 (312) 372-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 12, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	1.	NAME OF REPORTING PERSON
Levy Family Partners LLC
	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
	3.	SEC USE ONLY
	4.	SOURCE OF FUNDS
	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
	6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,070,429
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
1,070,429
	10.	SHARED DISPOSITIVE POWER
0
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,070,429
	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9*
	14.	TYPE OF REPORTING PERSON
CO
* Based on 37,324,593 shares outstanding as of October 12, 2020 as reported on the Issuer’s most recent Report on Form 10-Q.

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	1.	NAME OF REPORTING PERSON
Ari B. Levy
	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
	3.	SEC USE ONLY
	4.	SOURCE OF FUNDS
	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
	6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
476,204
	8.	SHARED VOTING POWER
1,542,869
	9.	SOLE DISPOSITIVE POWER
476,204
	10.	SHARED DISPOSITIVE POWER
1,542,869
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,019,073
	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%*
	14.	TYPE OF REPORTING PERSON
IN

* Based on 37,324,593 shares outstanding as of October 12, 2020 as reported on the Issuer’s most recent Report on Form 10-Q.

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SCHEDULE 13D

	1.	NAME OF REPORTING PERSON
Lawrence F. Levy
	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
	3.	SEC USE ONLY
	4.	SOURCE OF FUNDS
	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
	6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
359,384
	8.	SHARED VOTING POWER
1,085,669
	9.	SOLE DISPOSITIVE POWER
359,384
	10.	SHARED DISPOSITIVE POWER
1,085,669
	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,445,053
	12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%*
	14.	TYPE OF REPORTING PERSON
IN

* Based on 37,324,593 shares outstanding as of October 12, 2020 as reported on the Issuer’s most recent Report on Form 10-Q.

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This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends the Items set forth below of the statement on Schedule 13D relating to the Common Stock (“Common Stock”) of Del Taco Restaurants, Inc. (the “Issuer”) filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on November 22, 2013, as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on November 25, 2013 and the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Commission on March 18, 2015, Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Commission on July 10, 2015 and Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the Commission on July 7, 2016 and Amendment No. 5 filed by the Reporting Persons with the Commission on July 14, 2016 and Amendment No. 6 filed by the Reporting Persons with the Commission on August 10, 2016. Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 7 is being made to describe the distribution of 1,524,000 shares of Common Stock by Levy Family Partners LLC to its members on a pro rata basis based on their respective membership interests in Levy Family Partners LLC. This Amendment No. 7 also reflects the expiration on June 30, 2020 of warrants to purchase 1,104,652 shares of Common Stock held by the Reporting Persons.

Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D, as amended to date.

Item 5	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The information set forth above on the cover pages of the Amendment No. 7 is incorporated herein by reference.

The amount reported as beneficially owned by the Reporting Persons consists of (i) 1,070,429 shares of Common Stock held by Levy Family Partners LLC, (ii) 359,384 shares of Common Stock beneficially owned by Laurence F. Levy, either directly or through revocable trusts, (iii) 476,204 shares of Common Stock beneficially owned by Ari Levy, (iv) 457,200 shares of Common Stock which are held in trusts for which Ari Levy is co-trustee, and (v) 15,240 shares of Common Stock held by LFP Management, LLC, for which Ari Levy and Lawrence Levy share voting and investment power with other managers of LFP Management, LLC.

Collectively, the Reporting Persons beneficially own an aggregate of 2,378,457 shares of Common Stock, representing 6.4% of the outstanding Common Stock.

LFP Management, LLC is the manager of Levy Family Partners LLC and Ari Levy and Lawrence Levy are two of four managers of LFP Management, LLC. The beneficial ownership of each of Ari Levy and Lawrence Levy consists of the Common Stock owned of record by Levy Family Partners LLC. Ari Levy is the son of Lawrence Levy.

The percentage of beneficial ownership is based on 37,324,593 shares outstanding as of October 12, 2020 as reported on the Issuer’s most recent Report on Form 10-Q. The amount reported as beneficially owned by each of Ari Levy and Lawrence Levy does not include 16,393 shares of Restricted Common Stock that vest in June 2021 that each of them received as director compensation in June 2020.

(c)

On February 12, 2021, Levy Family Partners LLC distributed 1,524,000 shares of Common Stock to its members on a pro rata basis, based upon the amount of membership interests each member owns in Levy Family Partners LLC. The members of Levy Family Partners LLC are trusts established for the benefit of the children and grandchildren of Lawrence Levy and an entity owned by Lawrence Levy, Ari Levy and another son of Lawrence Levy.

On June 30, 2020, warrants to purchase 1,104,652 shares of Common Stock held by the Reporting Persons expired.

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(d)	Not applicable.

(e)	Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

LEVY FAMILY PARTNERS LLC

By its Manager: LFP MANAGEMENT, LLC

By:	/s/ Ari B. Levy*
Name:	Ari B. Levy
Its:	Manager

/s/ Lawrence F. Levy*
Lawrence F. Levy

/s/ Ari B. Levy*
Ari B. Levy

By:	/s/ Claire Murphy*

Name: Claire Murphy
Attorney-in-Fact

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